Ondas Holdings Inc.

61 Old South Road, #495

Nantucket, Massachusetts 02554

October 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Gregory Herbers

Re:	Ondas Holdings Inc.
Registration Statement on Form S-3
File No. 333-260450

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Ondas Holdings Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-260450) filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2021 be declared effective by the Commission at or after 4:00 p.m. Eastern Time on Monday, November 1, 2021, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

ONDAS HOLDINGS INC.

By: /s/ Stewart Kantor

Stewart Kantor

Chief Financial Officer

cc: Christina C. Russo, Akerman LLP